October 30, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Calvert Impact Fund, Inc. File numbers 333-44064 and 811-10045 Post-Effective Amendment No. 15

Ladies and Gentlemen:

As counsel to the Calvert Impact Fund, Inc. (the "Fund"), it is my opinion, based upon an examination of the Fund's Articles of Incorporation and By-Laws and such other original or photostatic copies of Fund records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion, that the securities being registered by this Post-Effective Amendment No. 15 of the Fund will, when sold, be legally issued, fully paid and non-assessable.

Consent is hereby given to file this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Fund's Post-Effective Amendment No. 15 to its Registration Statement.

Sincerely,

Lancelot A. King

/s/ Lancelot A. King
Associate General Counsel